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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

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                                SCHEDULE 14D-9

                  SOLICITATION/RECOMMENDATION STATEMENT UNDER
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 1)

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                            PROTOCOL SYSTEMS, INC.
                           (Name of Subject Company)

                            PROTOCOL SYSTEMS, INC.
                     (Name of Person(s) Filing Statement)

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                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

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                                  74371R 10 6
                     (CUSIP Number of Class of Securities)

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                               ROBERT F. ADRION
                     President and Chief Executive Officer
                            Protocol Systems, Inc.
                           8500 S.W. Creekside Place
                              Beaverton, OR 97008
                           Telephone: (503) 526-8500
(Name, Address and Telephone Number of Person authorized to Receive Notice and
          Communication on Behalf of the Person(s) Filing Statement).

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                                With a copy to:

                          GREGORY E. STRUXNESS, ESQ.
                                Ater Wynne LLP
                         222 S.W. Columbia, Suite 1800
                              Portland, OR 97201
                                (503) 226-1191

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[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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  This Amendment amends and supplements the Solicitation/Recommendation
Statement on Schedule 14D-9 (as amended, the "Schedule 14D-9") filed with the Securities and Exchange Commission on June 7, 2000, by Protocol Systems, Inc., an Oregon corporation (the "Company"). The Schedule 14D-9 relates to the tender offer (the "Offer") by Welch Allyn Acquisition Corporation, an Oregon corporation and a wholly owned subsidiary of Welch Allyn, Inc., a New York corporation, to purchase all the outstanding shares of common stock, par value $0.01 per share (including the associated preferred share purchase rights, the "Shares"), of the Company, at a purchase price of $16.00 per Share, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated June 7, 2000, and in the related Letter of Transmittal. Capitalized terms used and not defined herein shall have the meanings assigned to such terms in the Schedule 14D-9.

  The following items in the Schedule 14D-9 are hereby amended and supplemented as follows:

ITEM 8. ADDITIONAL INFORMATION.

  Item 8 of the Schedule 14D-9 is hereby amended and supplemented by the addition of the following paragraph at the end of the text appearing under the caption "Antitrust":

    On June 20, 2000, the waiting period under the HSR Act expired. Early termination or expiration of the waiting period under the HSR Act was a condition of the Offer, and such condition has now been satisfied.

ITEM 9. EXHIBITS.

  Item 9 of the Schedule 14D-9 is hereby amended and supplemented to include the following information:

  (a)(7) Joint Press Release issued by Protocol Systems, Inc. and Welch Allyn, Inc. on June 22, 2000 (incorporated by reference to Exhibit
          (a)(9) to Amendment No. 1 to the Schedule TO of Welch Allyn, Inc. and Welch Allyn Acquisition Corporation filed with the Commission on June 22, 2000).

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                                   SIGNATURE

  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          /s/ Robert F. Adrion
                                          -------------------------------------
                                          Name: Robert F. Adrion
                                          Title: President and Chief Executive
                                           Officer

Dated: June 22, 2000.

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